E8.

SEC 19006482

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-32029~~ 8-39029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9000 Highway 2147 West, Suite 201
(No. and Street)

Horseshoe Bay	TX	78657
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cameron Shropshire 210-265-8050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer and Company
(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive, Suite 230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 01 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers, directors and principals may have individual or related accounts, none of which have any cross interest with the broker/dealer and all of which are fully disclosed.

Signature

President

Title

Notary Public

SHIRLEY CRISLER
My Notary ID # 10644939
Expires September 24, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2018
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

DOMINION INVESTOR SERVICES, INC.

TABLE OF CONTENTS

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Dominion Investors Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dominion Investors Services, Inc., a Wholly Owned Subsidiary of Dominion Financial Services, Inc., as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dominion Investors Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dominion Investors Services, Inc.'s management. Our responsibility is to express an opinion on Dominion Investors Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dominion Investors Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Dominion Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of Dominion Investors Services, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Dominion Investors Services, Inc.'s auditor since 2018.

Austin, Texas
February 27, 2019

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Financial Condition
31-Dec-18

ASSETS		
Current assets:		
Cash and cash equivalents	$	414,362
Certificate of deposit		99,979
Receivable from clearing organization		214,253
Receivable from other brokers and dealers		27,632
Accounts receivable, other		9,666
Prepaid expenses		63,380
Total current assets		**829,272**
Deposit with clearing organization		25,102
Fixed assets, net of accumulated depreciation		8,251
Total assets	$	**862,625**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued employee payroll	$	141,712
Payable to affiliate Dominion Portfolio Management		5,147
Commissions payable to affiliate Dominion Insurance Services		20,267
Commissions payable to related party registered rep shareholders		35,587
Commissions payable to non-related party registered reps		211,398
Accounts payable, other		33,728
Total current liabilities		**447,839**
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465
Paid in capital		103,942
Retained earnings		309,379
Total stockholders' equity		**414,786**
Total liabilities and stockholders' equity	$	**862,625**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Income
For the Year Ended December 31, 2018

REVENUES:		
Commission income		
OTC Commissions	$	900,611
Commissions - Dominion Insurance Services		2,058,728
Mutual fund - Hilltop Securities		309,306
Bonds		54,272
Mutual fund direct		257,680
12B1's		2,031,407
Other		308,059
Total Commission Income		5,920,063
Other income		116,770
Interest		67,300
Total revenues		**6,104,133**
EXPENSES:		
Commissions non-related parties		3,604,449
Commissions to related party registered rep shareholders		615,496
Dominion Insurance Services commissions		35,637
Employee compensation and benefits		797,116
Clearing charges		277,455
General and administrative		317,337
Legal and professional		12,526
Rent to SMWLV LP-related party		43,781
Rent to William N Mayo Trust-related party		4,800
Rent to non-related party		2,310
Communication		17,041
Depreciation		4,692
Total expenses		**5,732,640**
Net income before franchise and miscellaneous taxes	**$**	**371,493**
Franchise and miscellaneous taxes		4,398
Net Income		**367,095**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Shares	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2018	**1,465**	**$ 1,465**	**$ 103,942**	**$ 430,284**	**$ 535,691**
Dividends paid	-	-	-	(488,000)	(488,000)
Net income	-	-	-	367,095	367,095
Balance December 31, 2018	**1,465**	**$ 1,465**	**$ 103,942**	**$ 309,379**	**$ 414,786**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	367,095
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation		4,692
Changes in operating assets and liabilities:		
Receivable from clearing organization		1,155
Receivables from brokers and dealers		(23,738)
Accounts receivable, other		4,604
Prepaid expenses		1,308
Accrued payroll and commissions		115,626
Other accounts payable		23,989
Net cash provided by operating activities		**494,731**
Cash flows from investing activities:		
Deposit with clearing organization		24,946
Purchase of certificate of deposit		(99,979)
Purchase of fixed assets		(4,189)
Net cash used in investing activities		**(79,222)**
Cash flows from financing activities:		
Dividends paid		(488,000)
Net cash used in financing activities		**(488,000)**
Net decrease cash		**(72,491)**
Cash at beginning of year		486,853
Cash and cash equivalents at end of year	$	**414,362**
Supplemental disclosures of cash flow information:		
Franchise and miscellaneous taxes paid	$	**4,398**
Interest paid	$	**-**

The accompanying notes are an integral part of the financial statements.

Note 1-Nature of Business

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the Financial Industry Regulatory Authority (FINRA). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through Hilltop Securities, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the parent company, Dominion Financial Services, Inc. (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Note 2-Summary of Significant Accounting Polices

Basis of Accounting:

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash Equivalents:

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Revenue Recognition:

Revenue includes commission, other, and interest income. The recognition and measurement of revenue is based on the assessment of individual agreements. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Commission, Interest and Other Revenue:

Commission revenue is recognized as of the settlement date which is generally the second business day following the trade date. Hilltop pays on a trade date basis. This generally works out to be Settlement date with T+2 with the exception of mutual funds and some bonds. Dominion accrues direct business including variable annuities from the blotter when it can be verified that the revenue was received. Dominion does not accrue 12b-1 fees nor fixed indexed annuities. Other income and interest income are recognized on an accrual basis in accordance with GAAP.

Income Taxes:

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S Subsidiary of DFS, the Company's income is reported on DFS's tax return and its stockholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc. There are also no uncertain tax positions that are required to be disclosed in accordance with Financial Accounting Standards Board ASC 740-10-50-14.

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2018 the Company recorded $3,358 in Texas margin tax expense.

Date of Management's Review:

Subsequent events were evaluated through the date of the report of independent registered public accounting firm which is the date the financial statements were available to be issued. In January 2019, the company declared and paid a dividend of $55,000 to parent company.

Recent Accounting Pronouncements:

In May 2014, the financial Accounting Standards Board ("F ASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction prices to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments

In February 2016, the FASB issued ASU No.2016-02, Leases (Topic 842). This standard requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12months on its statement of financial position. The standard also expands the required quantitative and qualitative disclosures surrounding leases. This standard is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. This standard will be applied using a modified retrospective transition approach for leases existing at, or entered after, the beginning of the earliest comparative period presented in the financial statements. Management is currently evaluating the effect of these provision on the Company's financial position and results of operations.

Note 3-Fixed Assets

Equipment and leasehold equipment are stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance and straight-line methods over 5 to 7 years.

Changes in fixed assets are as follows:

	Furniture & Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2018	323,581	11,384	326,210	8,755
Additions	4,188	-	4,692	(504)
Deletions	-	-	-	-
Balance December 31, 2018	$ 327,769	$ 11,384	$ 330,902	$ 8,251

The company recorded $4,692 in depreciation expense during the year ended 2018.

Note 4-Retirement Plan

The Company established a Simple Plan whereby the employees can elect to contribute through a payroll deduction. The Company will match up to 3% of the employees' earnings not to exceed their elective deferral amount. The Company's contribution to the plan was $18,361 for 2018. The expense is recorded under employee compensation and benefits in the statement of income.

Note 5-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $332,989 which was $282,989 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is 1.34 to 1.

Note 6-Commitments and Contingencies

Beginning February 2013, the Company entered into a three-year lease agreement with an affiliated entity with an option for a one-year renewal. In February 2016, the Company utilized the option for a one-year renewal. As of February 2017, the Company has no lease commitments. Rent expense was $50,891 in 2018.

Litigation:

The Company from time to time maybe involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management:

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risk to an acceptable level.

Note 7-Concentrations of Receivables and Deposits

Hilltop Securities (HTS) clears trades for the Company and requires that a deposit of $25,000 be maintained at HTS for this service. The Company has other cash and investments deposited with HTS for a total of $184,717 as of December 31, 2018. In addition, HTS owes the Company for certain December trades and other miscellaneous charges in the amount of $214,253.

Note 8-Related Party Transactions

The Company is involved in transactions with affiliated entities. The following represents assets, liabilities, revenues and expenses with related parties:

Payable to affiliate Dominion Portfolio Management (Common Ownership)	$	5,147
Commissions payable to affiliate Dominion Insurance Services (Common Ownership)	$	20,267
Commissions payable to registered rep shareholders	$	35,587
Commissions revenue – Dominion Insurance Services (Common Ownership)	$	2,058,728
Commissions expense – Dominion Insurance Services (Common Ownership)	$	35,637
Commissions expense to registered rep shareholders	$	615,496
Rent expense – SMWLV Limited Partnership (Common Ownership)	$	43,781
Rent expense – William N. Mayo Trust (Registered Representative Beneficiary)	$	4,800

SCHEDULE I

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

1 Total ownership equity from the statement of financial condition		$	414,786
2 Deduct ownership equity not allowable for net capital			-
3 Total ownership equity qualified for net capital			414,786
4 Add:			
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital			-
B. Other (deductions) or allowable credits			-
5 Total capital and allowable subordinated liabilities			414,786
6 Deductions and/or charges:			
A. Total non-allowable assets from the statement of financial condition:			
Receivables from brokers and dealers	$ -		
Other assets	(81,297)		(81,297)
B. Secured demand note deficiency			-
C. Commodity futures contracts and spot commodities-proprietary capital charges			-
D. Other deductions or charges			-
7 Other additions and/or allowable credits			-
8 Net capital before haircuts on security positions			333,489
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f):			
A. Contractual securities commitments			-
B. Subordinated securities borrowings			-
C. Trading and investment securities:			
1 Exempted securities			-
2 Debt securites			(500)
3 Options			-
4 Other securities			-
D. Undue concentration			-
E. Other			-
10 Net capital		$	332,989

DOMINION INVESTOR SERVICES, INC.

(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Aggregate Indebtedness and Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	141,712
Other liabilities		306,127
Total aggregate indebtedness	$	447,839
Computation of basic net capital requirement		
Minimum net capital at 6 2/3%	$	29,856
Minimum net capital requirement	$	50,000
Excess net capital	$	282,989
Net capital	$	332,989
Ratio: aggregate indebtedness to net capital		134%

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2018 previously filed by Dominion Investor Services, Inc. on Form X-17A-5.

Dominion Investor Services, Inc

Schedule II & Schedule III

December 31, 2018

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

Schedule III

Information Relating to The Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule. The Company did not maintain possession or control of any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Dominion Investors Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Dominion Investors Services, Inc., a Wholly Owned Subsidiary of Dominion Financial Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Investors Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Dominion Investors Services, Inc. stated that Dominion Investors Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Investors Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Investors Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

DOMINION
INVESTOR SERVICES, INC.

Member FINRA and SIPC

February 27, 2019

EXEMPTION REPORT

It is our best knowledge and belief that Dominion Investor Services, Inc., a licensed Broker/Dealer, is exempt from the filing requirement of Rule 15c3-3 as identified in paragraph (k)(2)(ii).

Dominion Investor Services, Inc. as an introducing Broker/Dealer:

•Clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc.

•Promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

•Has no ability to clear or hold direct mutual fund or insurance products as those are issued and held by the funds and insurance companies.

Dominion Investor Services, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2018 and to the date of this report, without exception.

Regards,
DOMINION INVESTOR SERVICES, INC.

Rix C. Smith
President

POST OFFICE BOX 4768 • HORSESHOE BAY, TEXAS 78657 • (210) 265-8050

BAUER
& COMPANY
audit & accounting services

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder of
Dominion Investors Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Dominion Investors Services, Inc., a Wholly Owned Subsidiary of Dominion Financial Services, Inc., and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Dominion Investors Services, Inc. for the year ended December 31, 2018 , solely to assist you and SIPC in evaluating Dominion Investors Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dominion Investors Services, Inc.'s management is responsible for Dominion Investors Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 27, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

39029 FINRA DEC
DOMINION INVESTOR SERVICES INC
9000 HIGHWAY 2147 UNIT 201
HORSESHOE BAY, TX 78657-6526

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CAMERON SHROPSHIRE 210-265-8050

2. A. General Assessment (item 2e from page 2) $ 1,618

B. Less payment made with SIPC-6 filed (**exclude interest**) (793)
07/31/2018
Date Paid

C. Less prior overpayment applied (825)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 825

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 825

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dominion Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 20 19.

Vice-President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,104,113
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,760,802
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	238,302
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 26,258	
Enter the greater of line (i) or (ii)	26,258
Total deductions	5,025,362
2d. SIPC Net Operating Revenues	$ 1,078,751
2e. General Assessment @ .0015	$ 1,618
	(to page 1, line 2.A.)